Exhibit 99.1

King Digital Entertainment plc

King Digital Entertainment plc

Condensed Consolidated Statements of Operations

(In US$ thousands, except per share data)

(Unaudited)

		Three Months Ended March 31,
	Notes	2014	2013
Revenue	5	$606,709	$205,918
Costs and expenses
Cost of revenue		195,996	64,014
Research and development		46,757	22,183
Sales and marketing		129,099	47,629
General and administrative		73,378	6,514

Total costs and expenses	6	445,230	140,340

Net finance income (costs)		(268)	3
Profit before tax		161,211	65,581

Tax expense	8	34,012	12,930

Profit		$127,199	$52,651

Earnings per share attributable to the equity holders of the Company during the period
Basic earnings per share	9	$0.43	$0.17

Diluted earnings per share	9	$0.41	$0.16

See accompanying notes to the condensed consolidated financial statements.

King Digital Entertainment plc

Condensed Consolidated Statements of Comprehensive Income

(In US$ thousands)

(Unaudited)

	Three Months Ended March 31,
	2014	2013
Profit for the period	$127,199	$52,651

Other comprehensive income:
Items that may be subsequently reclassified to profit
Exchange difference on translation of foreign subsidiaries, net of tax $0	2,747	(1,326)

Total comprehensive income for the period	$129,946	$51,325

See accompanying notes to the condensed consolidated financial statements.

King Digital Entertainment plc

Condensed Consolidated Statements of Financial Position

(In US$ thousands)

	Notes	March 31, 2014	December 31, 2013
		(Unaudited)
Assets
Current assets
Cash and cash equivalents	10	$678,170	$408,695
Trade and other receivables	11	226,324	216,881
Income tax receivable		1,379	1,379

Total current assets		905,873	626,955
Non current assets
Intangible assets, net	12	11,614	9,239
Property, plant and equipment, net	13	18,661	14,258
Deferred tax assets	14	27,420	47,440
Income tax receivable		122,356	103,534
Other deposits		5,602	5,437

Total non current assets		185,653	179,908

Total assets		$1,091,526	$806,863

Liabilities and shareholders’ equity
Current liabilities
Trade and other payables	15	199,473	172,107
Deferred revenue		11,799	10,942
Income tax liabilities		76,997	118,728
Provision for other liabilities		18,929	15,513

Total current liabilities		307,198	317,290
Non current liabilities
Deferred tax liabilities	14	19	17
Income tax liabilities		142,861	120,903
Provision for other liabilities		1,273	1,266

Total non current liabilities		144,153	122,186

Total liabilities		$451,351	$439,476

Shareholders’ equity
Share capital	16	77	65
Other reserves		428,688	65,995
Retained earnings		211,410	301,327

Total shareholders’ equity		640,175	367,387

Total liabilities and shareholders’ equity		$1,091,526	$806,863

See accompanying notes to the condensed consolidated financial statements.

King Digital Entertainment plc

Condensed Consolidated Statements of Changes in Equity

(In US$ thousands)

(Unaudited)

		Other Reserves
	Share capital	Other reserves	Other comprehensive income - translation reserve	Share based payment reserve	Retained earnings	Total shareholders’ equity
Balance as of January 1, 2014	65	3,695	3,782	58,518	301,327	367,387

Profit for the period	—	—	—	—	127,199	127,199
Currency translation differences	—	—	2,747	—	—	2,747

Total comprehensive income for the period	—	—	2,747	—	127,199	129,946

Share-based payments	—	—	—	31,723	—	31,723
Issuance of shares	54	—	—	—	—	54
Cancellation of shares	(42)	—	—	—	—	(42)
Reorganization and initial public offering [1]	—	328,223	—	—	—	328,223
Dividends paid	—	—	—	—	(217,116)	(217,116)

Balance as of March 31, 2014	77	331,918	6,529	90,241	211,410	640,175

Balance as of January 1, 2013	25	3,695	(280)	9,639	20,452	33,531

Profit for the period	—	—	—	—	52,651	52,651
Currency translation differences	—	—	(1,326)	—	—	(1,326)

Total comprehensive income for the period	—	—	(1,326)	—	52,651	51,325

Share based payments	—	—	—	6,495	—	6,495

Balance as of March 31, 2013	25	3,695	(1,606)	16,134	73,103	91,351

The amounts above are shown net of income tax expense.

[1]	Refer to Note 2 for details on the reorganization that occurred during the period ended March 31, 2014.

See accompanying notes to the condensed consolidated financial statements.

King Digital Entertainment plc

Condensed Consolidated Statements of Cash Flows

(In US$ thousands)

(Unaudited)

	Three Months Ended March 31,
	2014	2013
Cash flows from operating activities
Profit before tax	$161,211	$65,581
Adjustments to reconcile profit before tax to cash flows from operating activities:
Amortization	847	447
Depreciation	1,918	587
Equity settled share-based payments	42,747	12,067
Loss on disposal of property, plant and equipment & intangible assets	62	—
Net finance costs (income)	268	(3)
Increase in deferred revenue	857	98
Increase in trade and other receivables	(9,757)	(69,949)
Increase in trade and other payables	30,394	19,158

Cash flows from operating activities	228,547	27,986
Interest received	56	3
Interest paid	(378)	—
Tax paid	(64,049)	(57)

Net cash generated from operating activities	164,176	27,932

Cash flows from investing activities
Purchases of intangible assets	(2,102)	(1,788)
Purchase of property, plant and equipment	(6,301)	(1,698)
Purchase of a business, net of cash acquired	(1,150)	—

Net cash used in investing activities	(9,553)	(3,486)

Cash flows from financing activities
Payment of dividends	(217,116)	—
Proceeds from sale of share capital on IPO	329,404	—
Proceeds from sale of share capital	3,034	—
Repurchase of shares	(1,240)	—

Net cash from financing activities	114,082	—

Net increase in cash and cash equivalents	268,705	24,446

Cash and cash equivalents at the beginning of the period	408,695	27,912
Exchange gains (losses) on cash and cash equivalents	770	(1,153)

Cash and cash equivalents at the end of the period	$678,170	$51,205

See accompanying notes to the condensed consolidated financial statements.

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

1.	General information

King Digital Entertainment plc (KDE) and its subsidiaries (together the Group or the Company) produce and distribute online games on multiple platforms. The Company is incorporated under the laws of Ireland under the Irish Companies Act (1963-2013). Its registered office is Fitzwilton House, Wilton Place, Dublin 2, Ireland.

The Company historically conducted its business through Midasplayer International Holding Company Limited (MIHC) .

These condensed consolidated financial statements are presented in U.S. dollars and all values are rounded to the nearest thousands ($000), except when otherwise indicated. The accounting policies adopted are consistent with those applied to the consolidated financial statements for the year ended December 31, 2013, that were set forth in our final prospectus that was filed with the Securities and Exchange Commission on March 27, 2014.

These condensed consolidated financial statements were authorized for issuance by the Board of Directors on May 7, 2014.

2.	Corporate reorganization and initial public offering

On March 25, 2014, the Company engaged in a corporate reorganization, where the entire share capital of MIHC was acquired by KDE plc, a newly formed company. Which became the ultimate parent company of the Group, by way of a share-for-share exchange at a ratio of 5-for-2 in which the existing shareholders of MIHC exchanged their shares in MIHC for shares having substantially the same rights in the Company.

On March 26, 2014, the Company completed an initial public offering (IPO) of its ordinary shares, which resulted in the sale of 15,533,334 ordinary shares by the Company and 6,666,666 ordinary shares held by certain of its shareholders at a price of $22.50 per ordinary share. The Company received net proceeds from the IPO of $329,403,764, based upon the price of $22.50 per ordinary share and after deducting underwriting discounts and commissions paid by the Company. The Company received no proceeds from the sale of ordinary shares by the shareholders. Upon the close of the IPO, all of the Company’s outstanding share classes converted into ordinary shares, with the exception of Euro deferred shares.

3.	Basis of preparation

The condensed consolidated financial statements of the Group for the three months ended March 31, 2014 and 2013 have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board (IASB).

The condensed consolidated financial statements should be read in conjunction with the annual financial statements of the Group for the year ended December 31, 2013, which have been prepared in accordance with IFRS.

The Group adopted the following standards, interpretations and amendments to published standards effective in the three months ended March 31, 2014:

•	Amendments to IAS 36 ‘Impairment of assets’ on recoverable amount disclosures.

•

IFRIC 21, ‘Levies’, sets out the accounting for an obligation to pay a levy that is not income tax. The interpretation addresses what the obligating event is that gives rise to pay a levy and when should a liability be recognised.

The adoptions of the pronouncements and amendments described above did not have a material impact on the results and financial position of the Group.

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

4.	Critical accounting estimates and judgements

The preparation of interim financial statements in conformity with IAS 34 requires the use of certain critical accounting estimates and judgements.

Estimates and judgements are continually evaluated and are based on historical experience and other relevant factors, including expectations of future events that are believed to be reasonable under the circumstances.

In preparing these condensed consolidated financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation and uncertainty were the same as those applied to the consolidated financial statements for the year ended December 31, 2013.

5.	Segments and geographical information

The Group has one operating segment with one business activity, developing and monetizing online and mobile games.

The following represents revenue based on geographic location of players:

	Three Months Ended March 31,
	2014	2013
(in thousands)
United States	$306,455	$85,487
United Kingdom	53,119	25,256
Rest of World [1]	247,135	95,175

Total revenue	$606,709	$205,918

[1]	No individual country exceeded 10% of our total revenue for any period presented.

The following represents non-current assets by location:

	March 31, 2014	December 31, 2013
(in thousands)
Malta	$133,439	$112,053
United Kingdom	7,622	7,329
Rest of World	17,172	13,086

Non-current assets	$158,233	$132,468

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

6.	Costs and expenses

	Three Months Ended March 31,
	2014	2013
(in thousands)
Payments to social & mobile platform providers	$186,785	$58,593
Marketing and advertising	119,371	44,888
Employee benefits expense (note 7)	104,093	26,310
Office and related services	6,617	2,746
Operating lease payments	1,776	563
Depreciation of property, plant and equipment (note 13)	1,918	587
Amortization of intangibles (note 12)	847	447
Other expenses	19,760	6,847
Net foreign exchange loss (gain)	4,063	(641)

Total costs and expenses	$445,230	$140,340

7.	Employee benefits expense

	Three Months Ended March 31,
	2014	2013
(in thousands)
Wages and salaries, including other termination benefits	$40,475	$8,657
Share-based payments	51,057	12,067
Social security costs	10,623	4,812
Pension costs—defined contribution plans	797	434
Other charges	1,141	340

Total employee benefit expense	$104,093	$26,310

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

8.	Tax

	Three Months Ended March 31,
	2014	2013
(in thousands)
Current tax:
Current tax on profit for the period	$25,369	$16,294

Total current tax	$25,369	$16,294
Deferred tax:
Origination and reversal of temporary differences	8,643	(3,364)

Total deferred tax	$8,643	$(3,364)

Total tax expense	$34,012	$12,930

9.	Earnings per share

Basic earnings per share is calculated by dividing the profit attributable to ordinary equity holders of the Company by the weighted-average number of ordinary and preference shares in issue during the period.

	Three Months Ended March 31,
	2014	2013
(in thousands, except per share data)
Basic
Profit attributable to equity holders of the Company ($)	127,199	52,651
Weighted average number of shares in issue	298,674	303,613
Basic earnings per share ($)	0.43	0.17
Diluted
Profit attributable to equity holders of the Company ($)	127,199	52,651
Weighted average number of shares in issue	309,842	325,169
Diluted earnings per share ($)	0.41	0.16

10.	Cash and cash equivalents

	March 31, 2014	December 31, 2013
(in thousands)
Cash at bank and in hand	$675,135	$405,440
Cash held on behalf of customers	3,035	3,255

Total cash and cash equivalents	$678,170	$408,695

Cash held on behalf of customers is subject to some restrictions over the use of cash from the Group’s online skill tournament business. An equal liability is recognized on the statement of financial position in trade and other payables (note 15).

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

11.	Trade and other receivables

	March 31, 2014	December 31, 2013
(in thousands)
Trade receivables	$214,998	$208,282
Prepayments and other receivables	11,326	8,599

Current trade and other receivables	$226,324	$216,881

Trade receivables relate to remittances in respect of the social and mobile platforms operations. The Group assesses the credit quality of third parties it contracts with.

12.	Intangible assets

	Goodwill	Patents	Domain names	Computer software	Internally generated software	Total
(in thousands)
Cost
As of January 1, 2014	$60	$2,150	$841	$1,423	$9,381	$13,855
Additions	—	—	—	95	2,007	2,102
Acquisition of subsidiary	—	—	—	1,175	—	1,175
Disposals	—	—	—	—	(56)	(56)
Exchange differences	—	—	(1)	2	16	17

As of March 31, 2014	$60	$2,150	$840	$2,695	$11,348	$17,093

Accumulated amortization
As of January 1, 2014	$—	$80	$313	$323	$3,900	$4,616
Charge for the period	—	57	10	146	634	847
Exchange differences	—	—	—	(2)	18	16

As of March 31, 2014	$—	$137	$323	$467	$4,552	$5,479

Carrying amount
As of December 31, 2013	60	2,070	528	1,100	5,481	9,239
As of March 31, 2014	$60	$2,013	$517	$2,228	$6,796	$11,614

The amortization expense for the three month period ended March 31, 2014 of $847,000 (2013: $447,000) is included in ‘Cost and expenses’, within general and administrative and research and development expenses.

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

13.	Property, plant and equipment

	Fixtures, fittings and office equipment	Leasehold improvements	Computer hardware	Total
(in thousands)
Cost
As of January 1, 2014	$2,100	$2,624	$15,348	$20,072
Additions	924	425	4,952	6,301
Disposals	—	—	(6)	(6)
Exchange differences	14	18	(1)	31

As of March 31, 2014	$3,038	$3,067	$20,293	$26,398

Accumulated depreciation
As of January 1, 2014	$429	$188	$5,197	$5,814
Charge for the period	205	134	1,579	1,918
Exchange differences	—	(1)	6	5

As of March 31, 2014	$634	$321	$6,782	$7,737

Carrying amount
As of December 31, 2013	1,671	2,436	10,151	14,258
As of March 31, 2014	$2,404	$2,746	$13,511	$18,661

The depreciation expense for the three month period ended March 31, 2014 of $1,918,000 (2013: $587,000) is included in ‘Cost and expenses’ in general and administrative expenses.

14.	Deferred taxation

Deferred tax assets and liabilities are reflected in the statement of financial position, as follows:

	March 31,	December 31,
	2014	2013
(in thousands)
Deferred tax assets	$27,420	$47,440
Deferred tax liabilities	(19)	(17)

Net deferred asset	$27,401	$47,423

Deferred tax assets are recognized for tax loss carry-forwards, timing differences on share options issued and other temporary differences, to the extent that the realization of the related tax benefit through future taxable profits is probable.

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

15.	Trade and other payables

	March 31, 2014	December 31, 2013
(in thousands)
Trade payables	$24,289	$22,876
Accrued employee expenses	106,748	73,195
Accrued marketing expenses	46,232	51,221
Social security and other indirect taxes	5,894	13,166
Liability relating to player balances	3,035	3,255
Other payables	13,275	8,394

Total trade and other payables	$199,473	$172,107

Liability relating to player balances is equal to the amount of cash held on behalf of customers (note 10).

16.	Share capital

As set out in Note 2, during the period, the Company engaged in a corporate reorganization, where the entire share capital of MIHC was acquired by KDE, a newly formed company, which became the parent company of the Group, by way of a share-for-share exchange at a ratio of 5-for-2 in which the existing shareholders of MIHC exchanged their shares in MIHC for shares having substantially the same rights in the Company. Upon the exchange, the historical consolidated financial statements of MIHC became the historical consolidated financial statements of KDE. Following the reorganization all previous issued share classes in KDE, with the exception of Euro deferred shares were re-designated into ordinary shares with a par value of $0.00008 per share.

The total number of authorized shares by class is as follows:

	March 31, 2014	December 31, 2013
A ordinary shares	—	2,237,175,000
B ordinary shares	—	49,460,000
C ordinary shares	—	23,687,500
D1 ordinary shares	—	158,815,925
D2 ordinary shares	—	30,642,738
D3 ordinary shares	—	58,097,805
E ordinary shares	—	21,310,000
Deferred ordinary shares	—	750,912,170
A preference shares	—	169,385,000
B preference shares	—	21,222,500
Ordinary shares	1,000,000,000	—
Preferred shares	12,500,000	—
Euro deferred shares	40,000	—

Total	1,012,540,000	3,520,708,638

The par value per share of ordinary share classes is $0.00008, the par value per share of the Euro deferred share class is $1.30 (€1.00).

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

Ordinary shares

There is one class of ordinary shares authorized with a nominal value of $0.00008.

The holders of ordinary shares are entitled to receive dividends out of funds legally available at the times and in the amounts that the Company’s Board of Directors may determine. Holders of ordinary shares are entitled to one vote per share. In the event of liquidation, reduction of capital or otherwise, the holders of ordinary shares shall be entitled to distribution of assets, after payments are made to preference shares in the Company then in issue, equally and pro rate to the number of ordinary shares held. Other than where statutory pre-emption rights have been disapplied by special resolution, any new shares will be offered for subscription to the holders of the ordinary shares in proportion to the shares held by each of them. Such statutory pre-emption rights have been disapplied for a period of five years.

Preferred shares

There is one class of preferred shares authorized with a nominal value of $0.00008.

The holders of preferred shares are entitled to receive dividends at such rates, on such conditions and at such times as the Directors may fix in any resolution adopted by the Board providing for the issue of such preferred shares. Preferred shares shall have such voting powers as are stated and expressed in any resolution adopted by the Board providing for the issue of preferred shares. Preferred shares shall be entitled to such rights upon the dissolution of the Company, or upon any distribution of its assets, as the Directors may fix in any resolution adopted by the Board providing for the issue of such Preferred Shares. Preferred shares shall be convertible into, or exchangeable for, shares of any other class at such price or at such rates of exchange and with such adjustments as the Directors determine.

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

Euro deferred shares

There is one class of deferred shares authorized with a nominal value denominated in euros of €1.00 ($1.30).

Euro deferred shares are non-voting and not entitled to a dividend. Euro deferred shares shall only be entitled to participate in an exit event if the proceeds exceed €100 billion.

Movement in share capital is as follows:

	Ordinary Shares(1)		E Ordinary Shares		Deferred Shares
	Shares	$	Shares	$	Shares	$	Shares	$
At January 1, 2014	299,614,834	23,970	17,227,880	1,378	503,355,703	40,151	820,198,417	65,499
Shares issued	11,025,583	881	—	—	—	—	11,025,583	881
Shares repurchased	(276,467)	(23)	(17,227,880)	(1,378)	—	—	(17,504,347)	(1,401)
Options exercised	60,617	5	—	—	—	—	60,617	5
Shares issued (IPO & Deferred)	15,533,334	1,243	—	—	40,000	52,040	15,573,334	53,283
Shares converted	(8,273,646)	(661)	—	—	8,273,646	661	—	—
Shares cancelled	—	—	—	—	(511,629,349)	(40,812)	(511,629,349)	(40,812)

At March 31, 2014	317,684,255	25,415	—	—	40,000	52,040	317,724,255	77,455

(1)	Includes unvested restricted shares. Refer to note 17 for further details.

Shares issued

On January 29, 2014, MIHC granted 10,855,580 D3 restricted shares for an aggregate purchase price of $3 million. These shares participated in the share-for-share exchange as described above. Immediately prior to the IPO on March 26, 2014, these D3 restricted shares were converted into ordinary shares and deferred shares, which were subsequently cancelled.

MIHC also granted an additional 170,003 D1 restricted shares to selected employees and existing shareholders during the period.

Shares repurchased

On January 31, 2014, MIHC repurchased 17,227,880 E ordinary shares held by Stephane Kurgan, the Chief Operating Officer and a Director of the Company, in exchange for an aggregate repurchase price of $1.2 million and 7,422,180 D1 share options, linked to D3 restricted shares.

During the period, MIHC repurchased 276,467 D1 ordinary shares from a former employee, for an immaterial amount.

Options exercised

A small number of existing option holders exercised a portion of their options prior to the IPO.

Shares issued (IPO & Deferred shares)

Upon completion of the IPO on March 26, 2014, KDE issued 15,533,334 ordinary shares with a nominal value of $0.00008.

On incorporation of KDE, 40,000 Euro deferred shares with a nominal value of €1.00 per share were granted to existing shareholders.

Shares cancelled

On March 25, 2014, all outstanding deferred ordinary shares of MIHC were bought back by the Company and cancelled.

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

17.	Share-based payments

The Company has granted equity-settled and cash-settled share-based awards.

The following tables summarize the methods used to measure fair value for each type of share-based award and the related vesting period over which the expense is recognized:

Awards currently in issue under share structure of the current parent, KDE:

Type of Award	Vesting period	Fair Value Measure	Classification
Restricted Shares	Predominately over a four-year period, with a one-year cliff, followed by quarterly vesting	Monte Carlo valuation model	Equity-settled

Share Options	Predominately over a four-year period, with a one-year cliff, followed by quarterly vesting	Monte Carlo valuation model	Equity-settled

Restricted Stock Units	Predominately over a four-year period, with a one-year cliff, followed by quarterly vesting	n/a	Equity-settled

Discretionary Bonus Units	50% upon initial public offering (IPO), 50% on first anniversary of IPO	Black-Scholes option pricing model	Cash-settled

Awards previously in issue under share structure of MIHC:

Type of Award	Vesting period	Fair Value Measure	Classification
D1 Share Options	Predominately over a four-year period, with a one-year cliff, followed by quarterly vesting	Monte Carlo valuation model	Equity-settled

D1 Share Options with linked D3 Restricted Shares	Predominately over a four-year period, with a one-year cliff, followed by quarterly vesting	Monte Carlo valuation model	Equity-settled

D2 Restricted Shares	Predominately over a four-year period with quarterly vesting	Monte Carlo valuation model	Equity-settled

Shadow Options	Upon completion of a qualifying exit event	Black-Scholes option pricing model	Equity-settled

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

Restricted shares

The Company awarded the following D1, D2 and D3 ordinary restricted shares (the restricted shares) to senior executives and selected employees during the three months ended March 31, 2014 and 2013:

	D1 Restricted Shares	D2 Restricted Shares	D3 Restricted Shares	Total Restricted Shares
At January 1, 2014	4,880,168	3,700,906	—	8,581,074
Granted	167,500	—	10,855,580	11,023,080
Forfeited	(69,844)	—	—	(69,844)
Vested	(1,665,167)	(310,449)	—	(1,975,616)
Converted	—	—	(8,273,646)	(8,273,646)

At March 31, 2014	3,312,657	3,390,457	2,581,934	9,285,048

At January 1, 2013	7,847,158	7,531,248	—	15,378,405
Granted	796,250	—	—	796,250
Vested	(678,633)	(1,048,805)	—	(1,727,438)

At March 31, 2013	7,964,775	6,482,443	—	14,447,218

The restricted shares are issued upon grant and contain claw-back provisions which lapse in accordance with the required service period. Service periods are generally 4 years with a one-year cliff and quarterly vesting thereafter. The Company recognizes the corresponding compensation expense of those awards, net of estimated forfeitures and has recognized a share-based payment expense for these awards of $1,166,149 and $1,221,140 for D1 restricted shares and $37,650 and $95,424 for D2 restricted shares in the three months ended March 31, 2014 and 2013, respectively, based on the fair value of the shares at date of grant. All D3 restricted shares are linked to share options (previously D1 share options) and are consequently excluded from the diluted weighted average number of shares in issue.

The Company determines the grant date fair value of the restricted shares on the grant date using the Monte Carlo valuation model. The weighted-average fair value of all restricted shares granted for the three month period ended March 31, 2014 and 2013 was determined using the following assumptions:

	2014	2013
Weighted-average fair value ($)	22.47	5.06
Weighted average of key assumptions:
Share price ($)	22.47	5.06
Subscription price ($)	0.00008	0.000076
Hurdle price ($)
D1 Shares	—	0.25644
Expected term, in years	4	3.52
Risk-free interest rates	0.69%	0.12%
Expected volatility	55%	55%
Dividend yield	0%	0%

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

Share options (previously D1 share options)

Previously, options granted to purchase D1 ordinary shares were referred to as “D1 share options”, upon the completion of the reorganization and IPO all options granted are ordinary shares and referred to as “share options”.

The Company granted the following options to purchase ordinary shares to senior executives and selected employees, during the three months ended March 31, 2014 and 2013:

	2014	2013
At January 1,	19,054,987	7,402,488
Granted	7,849,174	25,000
Exercised	(60,617)	(325,000)
Cancelled	—	(1,003,750)

At March 31,	26,843,544	6,098,738

Exercisable at March 31,	3,464,820	3,132,325

The aggregate intrinsic value of options exercised was $1,363,877 for the three months to March 31, 2014 and $2,577,875 for the three months to March 31, 2013.

The options expire ten years after their grant date. The weighted-average remaining contractual life of the share options outstanding is 9.25 years as of March 31, 2014. The Company has recognised a share-based payment expense for these awards of $38,541,145 and $252,181 in the three months ended March 31, 2014 and 2013 of this $33,231,525 and nil, respectively, related to options linked to D3 restricted shares.

The Company measures all share options at the fair value of the award on grant date using the Monte Carlo valuation model. The weighted-average fair value of all options granted for the three months ended March 31, 2014 and 2013 was determined using the following principal assumptions:

	2014	2013
Weighted-average fair value ($)	9.95	3.87
Weighted average of key assumptions:
Share price ($)	22.47	3.87
Exercise price ($) (a)	30.41	0.00008
Hurdle price ($)	—	0.25644
Expected term, in years	5.63	4.05
Risk-free interest rates	1.89%	0.19%
Expected volatility	55%	55%
Dividend yield	0%	0%

(a)	For the three months ended March 31, 2014, all share options were granted at an exercise price of between $9.87 and $31.37 and for the three months ended March 31, 2013, all D1 share options were granted at an exercise price equal to $0.00008.

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

Restricted stock units (RSUs)

A restricted stock unit represents the right to receive one ordinary share on a specified date, subject to such conditions and restrictions, including continued employment or service.

The Company awarded the following RSUs to selected employees during the three months ended March 31, 2014:

2014
At January 1,	—
Granted	904,821

At March 31,	904,821

A maximum number of RSUs awarded to employees are expected to vest upon exit determined on the estimated exit date and following schedule: 25% of the maximum awarded will be considered after one year and the remainder thereafter in equal quarterly instalments over three years.

RSUs have a maximum term of 10 years. The Company has recognized the RSUs as an equity-settled share-based plan as the likelihood of a cash settlement is not considered to be probable. The weighted-average remaining contractual life of the RSUs outstanding is 10 years as of March 31, 2014.

The Company recognized a share-based payment expense for these awards of $2,923,217 in the three months ended March 31, 2014 based on the fair value of the shares at date of grant.

The Company determines the fair value of RSUs using the market share price of the Company.

Discretionary Bonus Units (DBUs)

The following DBUs were outstanding at March 31, 2014 and 2013, respectively:

	2014	2013
At January 1,	1,051,086	1,229,927
Forfeited	—	(14,101)

At March 31,	1,051,086	1,215,826

Total expense of $8,309,947 and $10,425,342 were recorded as at March 31, 2014 and 2013 respectively, including mark-to-market adjustments of $3,094,832 and $9,416,300.

The liability is recorded with a corresponding charge to employee expenses for the fair value of DBUs on the date of grant. The fair value is reassessed at the end of each reporting period with a mark-to-market adjustment made as required as and when the fair value changes.

The Company determines the fair value of DBUs using the Black-Scholes option-pricing model based on the following assumptions:

	2014	2013
Weighted-average fair value ($) (a)	55.56	8.91
Weighted average of key assumptions:
Share price ($)	—	8.91
Expected term, in years	—	0.75
Risk-free interest rates	—	0.02%
Expected volatility	—	55%
Dividend yield	—	0%
Hurdle ($ in millions) (€54.7 million)	—	71.6

(a)	The final DBU value was based on the enterprise value of the Company upon IPO. Fifty percent of the settlement value was settled upon IPO with the remainder payable on the first anniversary of the IPO, provided that the employee remains in employment on the relevant payment dates. The DBUs have no expiration date.

Shadow options

Upon the IPO a significant portion of shadow options vested and were converted into share options, the remaining balance lapsed and replaced with an equivalent number of RSUs.

The Company recognized a share-based payment expense for these awards of $78,780 and $72,650 in the three months ended March 31, 2014 and 2013, respectively, based on the fair value of the shares at date of grant.

The movement in shadow options during the three months ended March 31, 2013 and 2014 is as follows:

	2014	2013
At January 1,	223,750	—
Granted	—	223,750
Vested	(187,500)	—
Lapsed	(36,250)	—

At March 31,	—	223,750

The share-based payments expense included in the condensed consolidated statements of operations for the three months ended March 31, 2014 and 2013 is allocated as follows:

	2014	2013
Cost of revenue	3,035	857
Research and development	14,066	10,418
Sales and marketing	1,790	396
General and administrative	32,166	396

Total share-based payments	51,057	12,067

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

18.	Related party transactions

All companies forming part of the Group are considered to be related parties as these companies are ultimately owned by King Digital Entertainment plc. The Group’s largest shareholder is Apax WW Nominees Ltd. and its affiliates, advised by Apax Partners, a private equity firm affiliated with Roy Mackenzie and Andrew Sillitoe, members of the Board of Directors. The remaining shares are widely held.

The following transactions were carried out with related parties:

(a)	Key management personnel remuneration

Compensation paid or payable to 16 key management personnel of KDE and the former parent MIHC, for services rendered during the period ended March 31, 2014 and 2013 is shown below:

	2014	2013
(in thousands)
Short-term employee benefits	$19,091	$489
Share-based payments	33,854	14
Post-employment benefits	46	100

Total	$52,991	$603

(b)	Repurchase of shares

On January 31, 2014, the Company repurchased 17,227,880 E ordinary shares held by Stephane Kurgan, the Chief Operating Officer and a Director of the Company, in exchange for an aggregate repurchase price of $1.2 million and 7,422,180 D1 share options, linked to D3 restricted shares. D3 restricted shares, which is a new class of shares in 2014 converted into ordinary shares based on a pre-determined formula, which considered the value of an initial public offering and specified hurdles.

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

(c)	Purchase of services and other costs

During the period the Company bought consulting services and a software license from a company affiliated with S. Knutsson, the Chief Creative Officer and a member of the Board of Directors.

Upon completion of the IPO, the Company assumed stamp duty costs for all shareholders that participated in the IPO.

(i)	The purchase of services and other costs from related parties during the period ending March 31, 2014 and 2013 is shown below:

	2014	2013
(in thousands)
Entity related to key management personnel	$337	$166
Shareholders	1,500	—

Total	$1,837	$166

(ii)	Balances arising from the purchase of services and other costs from related parties as of March 31, 2014 and 2013 are shown below:

	2014	2013
(in thousands)
Entity related to key management personnel	$399	$85
Shareholders	1,500	—

Total	$1,899	$85

19.	Dividends per share

An interim dividend of $1.987 per share, amounting to a total dividend of $217.1 million, was declared by the Board of Directors on January 31, 2014 and paid on February 6, 2014.